SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                      COMMODORE APPLIED TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   202630 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               WILLIAM J. RUSSELL
                          DISPUTE RESOLUTION MANAGEMENT
                           39 EXCHANGE PLACE, SUITE 30
                           SALT LAKE CITY, UTAH 84111
                                 (801) 355-1444
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                    COPY TO:
                             STEPHEN A. WEISS, ESQ.
                             GREENBERG TRAURIG, LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 801-9200

                                AUGUST 30, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

CUSIP NO.202630 10 9              SCHEDULE 13D                PAGE 2 OF 10 PAGES


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     WILLIAM JAMES RUSSELL III
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS


     OO  (SEE ITEM 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     UNITED STATES OF AMERICA
________________________________________________________________________________
               7    SOLE VOTING POWER                     3,000,000 (SEE ITEM 5)
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER                                      -0-
  OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER                3,000,000 (SEE ITEM 5)
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                                 -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        3,000,000 (SEE ITEM 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        7.3% (SEE ITEM 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


        IN
________________________________________________________________________________

CUSIP NO.202630 10 9              SCHEDULE 13D                PAGE 3 OF 10 PAGES


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     NANCY ELAINE RUSSELL
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS


        OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     UNITED STATES OF AMERICA
________________________________________________________________________________
               7    SOLE VOTING POWER                              3,000,000 (1)
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER                                      -0-
  OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER                         3,000,000 (1)
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                                 -0-
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        3,000,000 (1)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        7.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


        IN
________________________________________________________________________________

      (1) Represents the number of shares of common stock, par value $0.001 (the "Common Stock"), of the Issuer beneficially owned by William James Russell III, Ms. Russell's spouse. Ms. Russell disclaims beneficial ownership of all of the shares of Common Stock owned by her spouse.

CUSIP NO.202630 10 9              SCHEDULE 13D                PAGE 4 OF 10 PAGES


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     TAMIE P. SPECIALE
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS


     OO  (SEE ITEM 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     UNITED STATES OF AMERICA
________________________________________________________________________________
               7    SOLE VOTING POWER                     3,000,000 (SEE ITEM 5)
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER                                      -0-
  OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER                3,000,000 (SEE ITEM 5)
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                                 -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        3,000,000 (SEE ITEM 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        7.3% (SEE ITEM 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


        IN
________________________________________________________________________________

CUSIP NO.202630 10 9              SCHEDULE 13D                PAGE 5 OF 10 PAGES


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     GEORGE HERBERT SPECIALE
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS


        OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     UNTIED STATES OF AMERICA
________________________________________________________________________________
               7    SOLE VOTING POWER                              3,000,000 (1)
  NUMBER OF
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER                                      -0-
  OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER                         3,000,000 (1)
   PERSON
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                                 -0-
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        3,000,000 (1)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        7.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


        IN
________________________________________________________________________________

      (1) Represents the number of shares of Common Stock of the Issuer beneficially owned by Tamie P. Speciale, Mr. Speciale's spouse.
      Mr. Speciale disclaims beneficial ownership of all of the shares of Common Stock owned by his spouse.

ITEM 1. SECURITY AND ISSUER.

        This Statement on Schedule 13D (this "Statement") relates to shares of common stock, par value $0.001 per share (the "Commodore Common Stock"), of Commodore Applied Technologies, Inc., a Delaware corporation ("Commodore"). The principal executive offices of Commodore are located at 150 East 58th Street, Suite 3238, New York, New York 10155.

ITEM 2. IDENTITY AND BACKGROUND.

        (a) - (c) and (f). This Statement is being filed by (i) William J. Russell ("William J. Russell" or "Mr. Russell"), a United States citizen, residing at 16049 East Berry Drive, Aurora, Colorado 80015 (ii) Nancy Russell ("Nancy Russell" or "Ms. Russell"), spouse of Mr. Russell and a United States citizen, residing at 16049 East Berry Drive, Aurora, Colorado 80015, (iii) Tamie P. Speciale ("Tamie P. Speciale" or "Ms. Speciale"), a United States citizen, residing at 55 Dorchester Drive, Salt Lake City, Utah 84103 and (iv) George H. Speciale ("George H. Speciale" or "Mr.Speciale"), spouse of Ms. Speciale and a United States citizen, residing at 55 Dorchester Drive, Salt Lake City, Utah 84103. Mr.Russell, Ms. Russell, Ms. Speciale and Mr. Speciale are referred to herein as the "Reporting Persons."

        Mr. Russell is the Chairman and Chief Executive Officer of Dispute Resolution Management, Inc., a Delaware corporation with offices at 39 Exchange Place, Suite 30, Salt Lake City, Utah 84111 ("DRM"), and Ms. Speciale is President and Chief Operating Officer of DRM. Mr. Speciale is an attorney with George H. Speciale Attorney at Law, with offices at 39 Exchange Place, Salt Lake City, Utah 84111. Ms. Russell is currently unemployed.

        (d) and (e). During the last five years, none of the Reporting Persons, have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Pursuant to an Amended and Restated Stock Purchase Agreement,dated as of August 30, 2000, by and among Commodore, DRM, Mr.Russell and Ms. Speciale (the "Stock Purchase Agreement"), Commodore acquired 81% of the outstanding capital stock of DRM ("DRM Stock") in exchange for the issuance of 10,500,000 shares of Commodore Common Stock and warrants to purchase an additional 1,000,000 shares of Commodore Common Stock at an exercise price of $2.00 per share. Commodore also agreed to issue an additional 5,000,000 shares of Commodore Common Stock in consideration for an option to purchase the remaining 19% equity interest in DRM at its appraised fair market value at the time of exercise.

        As of August 30, 2000, Commodore has issued 3,000,000 shares of Commodore Common Stock to Mr. Russell and 3,000,000 shares of Commodore Common Stock to Ms. Speciale pursuant to the Stock Purchase Agreement. All other transactions contemplated by the Stock Purchase Agreement, including the issuance of up to 10,500,000 additional shares of Commodore Common Stock, will be completed after the approval of Commodore's stockholders at a special meeting scheduled to be held on November 17, 2000.


                               (Page 6 of 10 Pages)

ITEM 4. PURPOSE OF TRANSACTION.

        Mr. Russell and Ms. Speciale acquired their shares of Common Stock of the Issuer for the purpose of investment in the Issuer and not with the view to, or for sale in connection with, any distribution thereof. In connection with the transactions contemplated by the Stock Purchase Agreement, a registration rights agreement, dated August 30, 2000 (the "Registration Rights Agreement"), was entered into by Commodore, Mr. Russell, Ms. Speciale and certain other stockholders pursuant to which Commodore has agreed to register for resale all of the shares of Commodore Common Stock issued and to be issued pursuant to the Stock Purchase Agreement. However, neither Mr. Russell nor Ms. Speciale have any present intention or plan to effect any distribution of their shares of Common Stock. Such Reporting Persons from time to time may review the merits of their investment in the Issuer and evaluate their options with respect thereto.

        Mr. Russell and Ms. Speciale may from time to time acquire additional shares of Common Stock through open market purchases, but have no present intention of doing so. Subject to stockholder approval, the Reporting Persons will become beneficial owners of additional shares of Commodore Common Stock through the issuance of Commodore Common Stock and warrants, pursuant to the Stock Purchase Agreement. In total, upon stockholder approval, Commodore shall issue 2,859,000 shares of Commodore Common Stock, in the aggregate, to Mr. Russell and Ms. Speciale, and 1,641,000 shares of Commodore Common Stock, in the aggregate, to DRM for distribution to certain key employees of DRM and Arthur Berry & Company, Inc. in payment of a finders' fee. In addition, in exchange for Commodore's obtaining an option to purchase the remaining 19% equity of DRM owned by Mr. Russell and Ms. Speciale, Commodore shall issue to Mr. Russell and Ms. Speciale a total of 5,000,000 additional shares of Commodore Common Stock. Also, Commodore shall issue to Mr. Russell, Ms. Speciale and a key employee of DRM five-year warrants to purchase up to an aggregate of 1,000,000 shares of Commodore Common Stock.

        Pursuant to the Stock Purchase Agreement, subject to stockholder approval, Commodore has an absolute obligation to repurchase up to 9,500,000 shares of Commodore Common Stock from Mr. Russell and Ms. Speciale so as to provide Mr. Russell and Ms. Speciale with a total of $14.5 million in cash, less any proceeds previously received by them from Commodore's exercise of its option to purchase the remaining 19% equity of DRM owned by Mr. Russell and Ms. Speciale. However, Mr. Russell and Ms. Speciale may terminate this repurchase obligation as long as the obligation by Commodore to provide Mr. Russell and Ms. Speciale with a total of $14.5 million in cash also terminates.

        As a result of the Stock Purchase Agreement, Mr. Russell, Ms. Speciale and DRM have agreed to refrain from selling any shares of Commodore Common Stock owned by them until September 29, 2001.

        Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, each of the Reporting Persons reserves the right, depending on all relevant factors, to change his or her intention with respect to any and all of the matters referred to above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) By reason of the execution of the Stock Purchase Agreement and the consummation of the transactions contemplated thereby, as of August 30, 2000, Mr. Russell and Ms. Speciale are each beneficial owners of 3,000,000 shares of Commodore Common Stock, or approximately 7.3% of the issued and outstanding shares of Commodore Common Stock as of August 30, 2000. Upon stockholder approval, Mr. Russell and Ms. Speciale shall each become the beneficial owner of up to an additional 4,429,500 shares of Commodore Common Stock, or a total of approximately 14.7% of the issued and outstanding shares of Commodore Common Stock as set forth in response to Item 4 above. Ms. Russell and Mr. Speciale may be deemed to be beneficial owners of all of the Commodore Common Stock acquired by their spouses pursuant to the Stock Purchase Agreement. However, Ms. Russell and Mr. Speciale both disclaim their beneficial ownership of all of the shares of Commodore Common Stock owned by their spouses.


                               (Page 7 of 10 Pages)

        (b) Mr. Russell and Ms. Speciale each have sole voting and dispositive power with respect to all of the shares of Commodore Common Stock set forth in response to Item 5(a) above in which they have beneficial ownership as of August 30, 2000. None of the Reporting Persons shares voting and/or dispositive power with respect to any of the shares of Commodore Common Stock set forth in response to Item 5(a) above which they directly beneficially own.

        Except as set forth in response to this Item 5(b), none of the Reporting Persons presently has the sole or shared power to vote, direct the vote, dispose or direct the disposition of any shares of Commodore Common Stock that may be deemed beneficially owned by the Reporting Persons.

        (c) Except for the execution of the Stock Purchase Agreement and the consummation of the transactions contemplated thereby, none of the Reporting Persons has effected any transactions in the Commodore Common Stock during the past 60 days.

        (d) and (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITES OF THE ISSUER

        As described above in Items 3 and 4, the Stock Purchase Agreement and related documents provide for various rights and restrictions with respect to the shares of Commodore Common Stock beneficially owned by the Reporting Persons.

        The Stock Purchase Agreement and related documents are incorporated herein by reference as Exhibit 1, and are incorporated in this Item 6 by reference, and the descriptions herein of such agreements are qualified in their respective entireties by reference to such agreements.


                               (Page 8 of 10 Pages)

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        The following documents are being filed as Exhibits to this Statement and are each incorporated by reference herein.


EXHIBIT NO.                         DOCUMENT
-----------                         --------

    1* Stock Purchase Agreement, dated as of August 30, 2000, by and among Commodore Applied Technologies, Inc., William J. Russell, Tamie P. Speciale and Dispute Resolution Management, Inc., and the Exhibits thereto.

    2 Agreement of Joint Filing, dated November 27, 2000, by and between William J. Russell, Nancy Russell, Tamie P. Speciale and George H. Speciale.





    -------------------------------

    *Incorporated by reference to the Issuer's Current Report on Form 8-K, dated August 30, 2000 (File No. 1-11871).


                               (Page 9 of 10 Pages)

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 27, 2000

                                                William J. Russell


                                        /s/ William J. Russell
                                        ----------------------------------------


                                                Nancy Russell


                                        /s/ Nancy Russell
                                        ----------------------------------------



                                                Tamie P. Speciale


                                        /s/ Tamie P. Speciale
                                        ----------------------------------------


                                                George H. Speciale


                                        /s/George H. Speciale
                                        ----------------------------------------


                              (Page 10 of 10 Pages)

                               INDEX TO EXHIBITS
                               -----------------

    EXHIBIT NO.                         DOCUMENT
    -----------                         --------

        1* Stock Purchase Agreement, dated as of August 30, 2000, by and among Commodore Applied Technologies, Inc., William J. Russell, Tamie P. Speciale and Dispute Resolution Management, Inc.

        2 Agreement of Joint Filing, dated November 27, 2000, by and between William J. Russell, Nancy Russell, Tamie P. Speciale and George H. Speciale.



        -------------------------------

        *Incorporated by reference to the Issuer's Current Report on Form 8-K, dated August 30, 2000 (File No. 1-11871).